PRICING TERM SHEET

Dated November 20, 2015

THE PRICELINE GROUP INC.
Offering of
€750,000,000 aggregate principal amount of
2.15% Senior Notes due 2022

The information in this pricing term sheet supplements The Priceline Group Inc.’s preliminary prospectus supplement, dated November 20, 2015 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	The Priceline Group Inc.

Trade Date:	November 20, 2015

Settlement Date:	November 25, 2015

Maturity date:	November 25, 2022

Notes:	2.15% Senior Notes due 2022 (the “Notes”)

Aggregate Principal Amount Offered:	€750,000,000 aggregate principal amount of Notes

Reference EUR Midswap:	7-year Mid-Swaps

Reference EUR Midswap Rate:	0.446%

Spread to EUR Midswap:	+175 basis points

Reoffer yield:	2.196%

Price to Public (Issue Price):	99.705% of principal amount

Government Security:	DBR 1.500% due September 4, 2022

Government Security Price and Yield:	109.98% / 0.026%

Spread to Government Security:	+217 basis points

Gross Proceeds:	€747,787,500

Underwriting Commission:	32.5 basis points

Net Proceeds to Issuer (before expenses):	€745,350,000

Annual Interest Rate:	2.15% per annum

Interest Payment:	Annually on November 25, commencing on November 25, 2016

Format:	SEC Registered

Clearing:	There will be a global note deposited with a common depository for Euroclear or Clearstream

Listing:	The Priceline Group Inc. intends to apply to list the Notes on the New York Stock Exchange.

Make-Whole Call:

Prior to August 25, 2022, the date that is three months prior to the maturity date of the notes (the “Par Call Date”), callable at the greater of:

(i) 100% of the aggregate principal amount of the Notes to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments for principal and interest on the notes to be redeemed that would be due if such notes matured on the Par Call Date, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate (as defined in the Preliminary Prospectus Supplement), plus 35 basis points, in each case plus accrued and unpaid interest.

Par Call:	On or after the Par Call Date, callable at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to but excluding the date of redemption.

Day Count Fraction:	ACTUAL/ACTUAL (ICMA), following, unadjusted

Denominations:	€100,000 and any integral multiple of €1,000 in excess thereof

Stabilization:	FCA

CUSIP Number:	741503AY2

ISIN Number:	XS1325825211

Joint Active Book-Running Managers:	Barclays Bank PLC BNP Paribas Deutsche Bank AG, London Branch

Joint Passive Book-Running Manager:	Goldman, Sachs & Co.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at +1-888-603-5847, BNP Paribas at +1-800-854-5674 or Deutsche Bank AG, London Branch at +1-800-503-4611.

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet in making an investment decision with respect to the Notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.